GoSun Inc.



ANNUAL REPORT

5151 Fischer Place

Cincinnati, OH 45217

(888) 868-6154

https://www.gosun.co

This Annual Report is dated April 20, 2023.

BUSINESS

GoSun is a manufacturer of breakthrough portable solar products that perform like traditional appliances without ice, fire, or fuel. We meet essential needs for recreation and for emergencies with solar: ovens, coolers, battery chargers, lights, water purifier and sanitation, coffee brewing, solar off-grid camper trailer, and electric boats. Our solar-powered products are also suited for the developing world where billions of people live without access to modern cooking methods, electricity, or clean water. Since our products produce no emissions, we are a solution to combat climate change.

GoSun Inc. (the "Company"), is a corporation organized on December 21, 2016 under the laws of Delaware. The Company manufactures fuel-free cooking devices and solar products that are sold to customers through e-commerce and retail stores. GoSun deploys an Innovation Machine to launch new several solar powered appliances every year. Products are focused on both outdoor recreation and the growing movement of resilience and security. GoSun also owns a minority interest in a manufacturing business in Ningbo, China.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $599,460.00
Use of proceeds: New Product development, marketing
Date: July 31, 2017
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $475,000.00
Number of Securities Sold: 792,167
Use of proceeds: Research and Development, Marketing
Date: October 31, 2017
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,068,392.00
Number of Securities Sold: 859,806
Use of proceeds: StartEngine Platform Fees 3.5% of funds Marketing 25% of funds Promotion to drive sales globally, build a wider audience and engage in public relations. Research & Development 25% of funds Develop, refine and test new products for the outdoors and emergency management markets. Build prototypes, assess market opportunity, survey audiences. Operations 18% of funds Further establish operations in international locations. Expand logistics team, facilitate customer service, boost accounting infrastructure. Inventory 15% of funds Increase available supply for sales, distribution and events. Especially for peak season, emergency management and international partners in emerging markets. Company Employment 13.5% of funds Increase headquarters staff to boost sales, marketing and developments. Hire talented designers and change makers to increase GoSun's reach into mainstream markets.
Date: September 03, 2019
Offering exemption relied upon: Regulation CF

Name: Preferred Stock
Type of security sold: Equity
Final proceeds net of issuance cost: $1,075,587 in 2021 and $852,985 in 2022
Number of Preferred Securities Issued: 1,169,832 (includes 720,465 shares from Convertible Note)
Use of Proceeds: StartEngine Platform Fees 3.5% of funds Marketing 25% of funds Promotion to drive sales globally, build a wider audience and engage in public relations. Research & Development 25% of funds Develop, refine and test new products for the outdoors and emergency management markets. Build prototypes, assess market opportunity, survey audiences. Operations 18% of funds Further establish operations in international locations. Expand logistics team, facilitate customer service, boost accounting infrastructure. Inventory 15% of funds Increase available supply for sales, distribution and events. Especially for peak season, emergency management and international partners in emerging markets. Company Employment 13.5% of funds Increase headquarters staff to boost sales, marketing and developments. Hire talented designers and change makers to increase GoSun's reach into mainstream markets.
Date: April 10, 2021 - Dec. 31, 2022

Offering exemption relied upon: Regulation CF

In 2022, an option holder exercised options for 30,000 shares of Common Stock for proceeds of $18,000.
In 2022, the Company repurchased 50,000 shares of Common Stock for proceeds of $25,000.
In 2022, the Company issued an aggregate of 20,000 shares of Preferred Stock pursuant to investments for a total fair value of $100,000.
On December 31, 2022, there were 12,000,538 shares of Common Stock issued, and 12,050,358 shares outstanding. On December 31, 2022, there were 1,169,832 shares of Preferred Stock issued and outstanding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

GoSun Inc. (the "Company"), is a corporation organized December 21, 2016 under the laws of

Delaware. The Company manufactures fuel-free cooking devices, solar coolers, solar battery chargers solar lights and other solar items that are sold to customers through its e-commerce website and retail stores.

Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly-owned subsidiary.

Over the past two years, the Company has decreased revenue slightly at a rate of 2.4% from $5,872,726 in 2021, to $5,730,329 in 2022. Our expenses decreased by $118,340, from $2,504,243 in 2021 to $2,385,903 in 2022. Operating losses increased from 2021 at ($31,000) compared to a loss of ($562,476) in 2022. In trend summary, the Company is earning slightly less revenue in 2022 than 2021. The Company has reduced fixed overhead costs by contracting out advertising oversight and marketing efforts. Losses increased due to lower margins on higher priced items, an increase in R&D expenses, and a general downturn in ecommerce and its ability to scale on ad spending. The Company is focusing on higher priced, lower-margin products that can be sold directly to its growing customer base and adding new products that increase customer audiences.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. The Company includes credit card merchant account fees as the cost of goods sold in the statement of operations.

Historical results and cash flows:

It is reasonable to project revenues similar to previous years detailed in financial statements. GoSun anticipates regular operations to ensue, with sales coming for an increasing variety of channels. Also, during each of the past two years, a portion of the year's revenues came from crowdfunded products.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $1,555,801.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Line of Credit
Size of Credit Line: $250,000.00
Amount Owed: $0
Interest Rate: 2.5%

In September 2016, the Company entered into a line of credit agreement with a bank, in the amount of $250,000 bearing interest at a rate of prime plus 2.5% (7.5% as of December 31, 2022). The Company did not draw on this line of credit during 2022, and the balance on the line of credit was $0 as of December 31, 2022. The line of credit matured in October 2022 and was extended for one year in the amount of $250,000, bearing interest at a rate of prime plus 2.25%. Payments of interest only are due monthly, while the principal balance is due and payable at the maturity date. The line of credit is collateralized by the Company's inventory. The line of credit is personally guaranteed by the Company's CEO.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Patrick Sherwin
Patrick Sherwin's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director, Secretary, CEO
Dates of Service: December, 2016 - Present
Responsibilities: Manage and Direct the Company. Salary $80K per year plus 50,000 stock options per year.

Name: Gary Starr
Gary Starr's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director, Business Development
Dates of Service: December, 2016 - Present
Responsibilities: Marketing and Sales. Salary $80K per year plus 250,000 stock options per year.

Name: Glen MacGillivray
Glen MacGillivray's current primary role is with Glenergy. Glen MacGillivray currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: August, 2018 - Present
Responsibilities: No salary per year, plus 16,666 stock options per year.
Other business experience in the past three years:
Employer: Glenergy
Title: President
Dates of Service: January, 2000 - Present
Responsibilities: Direct Operations

Name: Emily Zaebst
Emily Zaebst's current primary role is with City of Cincinnati Health Dept.. Emily Zaebst currently services 5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: May, 2017 - Present
Responsibilities: Board Member. Compensated $5,000 / yr for services and 8,333 stock options per year.
Other business experience in the past three years:
Employer: City of Cincinnati Health Dept.
Title: Nurse Practitioner
Dates of Service: August, 2016 - Present
Responsibilities: Manage school-based, community health clinic

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Patrick Sherwin

Amount and nature of Beneficial ownership: 6,140,000
Percent of class: 51.0

Title of class: Common Stock
Stockholder Name: Gary Starr
Amount and nature of Beneficial ownership: 2,500,000
Percent of class: 21.0

RELATED PARTY TRANSACTIONS

Patrick Sherwin, is the Founder and CEO of GoSun Inc.. Emily Zaebst, is a board member of GoSun Inc.. Together, Patrick and Emily own the building that GoSun leases for its central office location. They rent it at a fair market value on a month to month basis at $1,800 / month.

The company also owned a solar tiny house, built in 2020, that was used for staff, secondary office, R & D, and marketing purposes. During 2022, the tiny house was sold by the company to Patrick and Emily at a fair market value of $38,000.

OUR SECURITIES

Common Stock
The amount of security authorized is 25,000,000 with a total of 12,000,358 issued.
Voting Rights
1 vote per share
Material Rights
There are no material rights associated with Common Stock.

Series A Preferred Stock
The amount of security authorized is 2,000,000 with a total of 1,169,832 Preferred shares issued.
Voting Rights
There are no voting rights associated with Series A Preferred Stock.
Material Rights
Preferred liquidation rights at $1.00 / share

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common or Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Following of surge in general ecommerce sales in 2020 and 2021. Ecommerce sales have been turbulent in 2022 and 2023. Most experts expect ecommecre sales in 2023 to decrease based on inflation and global economic shifts. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage of some of our products. Delays or cost overruns in the development of some of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, change in the cost of conventional fuels and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Minority Holder; Securities with No Voting Rights The Preferred Shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, limited customers, and limited revenue. If you are investing in this company, it's because you think that GoSun has a good mix of products, that the team will be able to successfully market, and sell the products, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns fiver trademarks, several copyrights, and several Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GoSun Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GoSun Inc. could harm our reputation and materially negatively impact our financial condition and business. Trade War with China Currently, the USA is in a trade war with China. Although the design and engineering work is done in Cincinnati, OH, USA, the majority of our manufacturing is done offshore, particularly in mainland China. Duties from 10-25% can effect the profitability of the Company. There is no assurance that these duties will be temporary or that they will not increase in the future. Shipping rates are increasing from China. The Company is a business that has sustained net losses in the past. There is no assurance that the Company will be profitable in the future.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 20, 2023.

GoSun Inc.

By   /s/ *Patrick Sherwin*

      Name: Patrick Sherwin

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

GOSUN INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

GOSUN INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
GoSun, Inc.

Opinion

We have audited the financial statements of GoSun, Inc. which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GoSun, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GoSun, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GoSun, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GoSun, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GoSun, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 12, 2023
Los Angeles, California

GOSUN INC.

CONSOLIDATED BALANCE SHEETS

| | December 31, | |
	2022	2021
Assets		
Current assets:		
Cash	1,555,801	$ 1,490,581
Accounts receivable	3,643	39,038
Other receivables	112,958	79,790
Inventory	1,819,469	2,121,540
Prepaid expenses	34,244	27,412
Total current assets	3,526,115	3,758,361
Property and equipment, net	69,198	57,555
Intangible assets, net	37,259	38,338
Investments	250,000	100,000
Deposits	7,504	7,504
Total assets	$ 3,890,076	$ 3,961,758
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	127,687	$ 134,507
Deferred revenue	95,735	759,303
Total liabilities	223,422	893,810
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 2,000,000 shares authorized, 1,169,832 and 958,903 shares issued and outstanding as of December 31, 2022 and 2021, respectively	117	96
Common stock, $0.0001 par value, 25,000,000 shares authorized, 12,000,358 and 12,020,358 shares issued as of December 31, 2022 and 2021, respectively	1,200	1,202
Additional paid in capital	5,152,663	3,991,501
Accumulated deficit	(1,487,327)	(924,851)
Total stockholders' equity	3,666,654	3,067,948
Total liabilities and stockholders' equity	$ 3,890,076	$ 3,961,758

The accompanying notes are an integral part of these financial statements.

GOSUN INC.

CONSOLIDATED INCOME STATEMENTS

| | Year Ended December 31, | |
	2022	2021
Revenues	$ 5,730,329	$ 5,872,726
Cost of sales	3,923,262	3,381,827
Gross profit	1,807,067	2,490,899
Operating expenses:		
General and administration	554,121	622,475
Sales and marketing	1,418,210	1,575,337
Research and development	413,572	306,431
Total operating expenses	2,385,903	2,504,243
Loss from operations	(578,836)	(13,344)
Other income (expense):		
Interest expense	-	(63,404)
Interest income	1,614	506
Other income	14,746	45,242
Total other income (expenses)	16,360	(17,656)
Net loss	$ (562,476)	$ (31,000)

The accompanying notes are an integral part of these financial statements.

4

GOSUN INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2020	-	$ -	11,978,385	$ 1,171	$ 1,973,934	$ (893,851)	$ 1,081,254
StartEngine equity issuance	238,438	24	-	-	1,192,165	-	1,192,189
StartEngine equity issuance costs	-	-	16,973	29	(116,630)	-	(116,602)
Conversion of notes into preferred sotck	720,465	72	-	-	590,532	-	590,604
Exercise of stock options	-	-	25,000	3	32,498	-	32,500
Stock-based compensation	-	-	-	-	319,001	-	319,001
Net loss	-	-	-	-	-	(31,000)	(31,000)
Balance at December 31, 2021	958,903	96	12,020,358	1,202	3,991,501	(924,851)	3,067,948
StartEngine equity issuance	190,929	19	-	-	976,877	-	976,896
StartEngine equity issuance costs	-	-	-	-	(123,911)	-	(123,911)
Issuance of preferred stock for investments	20,000	2	-	-	99,998	-	100,000
Exercise of stock options	-	-	30,000	3	17,997	-	18,000
Repurchase of common shares	-	-	(50,000)	(5)	(24,995)	-	(25,000)
Stock-based compensation	-	-	-	-	215,196	-	215,196
Net loss	-	-	-	-	-	(562,476)	(562,476)
Balance at December 31, 2022	1,169,832	$ 117	12,000,358	$ 1,200	$ 5,152,663	$ (1,487,327)	$ 3,666,654

The accompanying notes are an integral part of these financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
	2022	2021
Cash flows from operating activities:		
Net loss	$ (562,476)	$ (31,000)
Adjustments to reconcile net los) to net cash used in operating activities:		
Depreciation and amortization	51,742	43,745
Amortization of debt issuance costs	-	30,143
Stock-based compensation	215,196	319,001
Changes in operating assets and liabilities:		
Accounts receivable	35,395	32,148
Other receivables	(33,168)	(40,144)
Inventory	302,071	(1,231,618)
Prepaid expenses	(6,832)	24,901
Accounts payable and accrued liabilities	(6,819)	47,966
Deferred revenue	(663,568)	1,678
Net cash used in operating activities	(668,459)	(803,179)
Cash flows from investing activities:		
Purchase of property and equipment	(59,908)	(33,347)
Intangible assets	(2,398)	(14,562)
Investment	(50,000)	-
Net cash used in investing activities	(112,306)	(47,909)
Cash flows from financing activities:		
Proceeds from StartEngine raise, net of issuance costs	852,985	1,075,587
Repurchase of common shares	(25,000)	-
Exercise of stock options	18,000	32,500
Net cash provided by financing activities	845,985	1,108,087
Net increase (decrease) in cash	65,220	257,000
Cash at beginning of period	1,490,581	1,233,581
Cash at end of period	$ 1,555,801	$ 1,490,581
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Issuance of preferred stock for investments	$ 100,000	$ -
Conversion of notes and accrued interest into preferred stock	$ -	$ 590,604

The accompanying notes are an integral part of these financial statements

NOTE 1 –DESCRIPTION OF BUSINESS

GoSun Inc. ("the Company"), is a corporation organized on December 21, 2016, under the laws of Delaware. The Company designs and manufactures solar cookers, solar refrigerators, solar chargers, solar water purifiers, solar generators and other solar products that are sold to customers through its e-commerce platform and other distributors and retail stores.

Applied Sunshine LLC (the "Subsidiary Company"), is a limited company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company, In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's Common Stock, transferring ownership of the subsidiary Company to the Company as a wholly owned subsidiary.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed assets and accounts receivable. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash balances included $1,305,801 in excess of the FDIC insured limits. As of the date of these financial statements, management took steps to move excess capital into an insured brokerage account.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Account Receivables

Accounts receivables are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full. There was no provision for doubtful accounts as of December 31, 2022, or 2021.

Fixed Assets

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight-line method. The estimated useful lives are as follows:

	Estimated lives (in years)
Equipment	5
Furniture and fixture	5-7
Molding	3-5
Vehicle	5

Inventories

Inventories consist primarily of finished products, which consist primarily of solar cookers, solar coolers, solar chargers, solar water purifiers, and other solar products. Inventories are recorded at the lower cost or market, using the weighted average cost method. As of December 31, 2022, and 2021 the inventory was $1,819,469 and $2,121,540, respectively. As of December 31, 2022, and 2021, the Company determined there was no reserve for obsolescence necessary.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically seventeen years when a patent is successfully filed. During 2022 and 2021, the Company had $37,259 and $38,338 in intangible assets, net, pertaining to capitalized patent, copyright, and trademark related costs. Amortization expenses for the year ended December 31, 2022, and 2021 were $3,477 and $3,494, respectively. The Company evaluates the capitalized costs for impairment.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if it carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Investments

The Company accounts for investments which it has minority ownership under the cost method. The Company evaluates the investments annually for indicators of impairment. As of December 31, 2022, no impairment was recognized.

Revenue Recognition

The Company determines revenue recognition through the following steps:
      1 - Identification of a contract with a customer
      2 - Identification of the performance obligations in the contract
      3 - Determination of the transaction price
      4 - Allocation of the transaction price to the performance obligations in the contract
      5 - Recognition of revenue when or as the performance obligations are satisfied.

In 2022 and 2021, GoSun Inc. pre-sold their products through its crowdfunding platforms, Indiegogo and Kickstarter. Revenues from pre-sales are recognized when products ship. The Company's deferred revenues balances were $95,735 and $759,303 as of December 31, 2022 and 2021, which includes revenue from pre-sale campaigns and amounts received for products not yet shipped to customers.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2022, and 2021 were $414,974 and $579,136, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development

Research and development costs are expensed as incurred. The Company recorded $413,572 and $306,431 of research and development costs for the years ended December 31, 2022, and 2021, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carry forwards of approximately $955,742 as of December 31, 2022. The Company pays federal taxes at a rate of 21% and has used this effective rate to derive net deferred tax assets of $200,706 as of December 31, 2022, resulting from its net operating loss carryforwards and other book-to-tax differences.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carry forwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal, and City of Cincinnati income tax returns. There is no corporate income tax for the State of Ohio. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

    I.   Quoted prices for similar assets or liabilities in active markets
    II.   Quoted prices for identical or similar assets in markets that are not active
    III.   Observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and
    IV.   Inputs derived principally from, or corroborated by, observable market data by correlation or by other means.

- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

When available the Company measures fair value using level 1 input because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in financial statements is the initial measurement of cash and cash equivalents, accounts receivable, fixed assets and long-lived assets.

NOTE 4 — PROPERTY AND EQUIPMENT

	December 31,	
	2022	2021
Equipment	16,464	23,127
Furniture and fixtures	10,433	10,433
Molding	211,013	144,548
Vehicle	17,319	17,319
Total property and equipment	255,228	195,427
Accumulated depreciation	(186,030)	(137,872)
	$ 69,198	$ 57,555

Depreciation expenses for the year ended December 31, 2022, and 2021 were $48,265 and $40,251, respectively.

NOTE 5 — INVESTMENTS

In September 2020, the Company entered into an equity purchase agreement with a third party for a purchase price of $100,000 in exchange for a 10% ownership interest. The Company paid $50,000 in cash consideration and issued 38,462 shares of Common Stock with a fair value of $50,000. The investment is accounted for under the cost method.

In June 2022, the Company entered into an equity purchase agreement with the same third party for a purchase price of $100,000 in exchange for an additional 10% ownership interest. The Company paid $50,000 in cash consideration and issued 10,000 shares of Preferred Stock with a fair value of $50,000. The investment is accounted for under the cost method.

In June 2022, the Company entered into an agreement with a third party to do a stock swap of $50,000. The Company issued 10,000 shares of Preferred Stock valued at $5.00 per share in exchange for their stock valued at $0.65 a share. The $50,000 consideration by the Company was accounted for as investment under the cost method.

NOTE 6 — DEBT

Loan Payable

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $35,500, pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act.

The loan proceeds were used for payroll and other covered payments, and in October 2021, the Company was notified of full forgiveness of the PPP Loan.

NOTE 7 — STOCKHOLDERS' EQUITY

Capital Structure

As of December 31, 2022, the Company's amended and restated articles of incorporation authorized the Company to issue 25,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, at a $0.0001 par value.

The Preferred Stock is convertible into shares of Common Stock on a one-to-one basis. The Preferred Stock shall be automatically converted to Common Stock upon an initial public offering, upon written consent of the majority of the preferred holders or upon a change of control. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the preferred stockholders shall be entitled to a liquidation preference prior to common stockholders at liquidation preference of $1.00 per share.

In 2021, the Company initiated a crowdfunding raise of Preferred Stock. The Company issued 238,438 & 178,968 shares of Series A Preferred Stock in 2021 & 2022 respectively. Costs associated with the raise amounted to $123,911 and $116,602 in 2022 and 2021 respectively. In 2022, the Company issued 11,961 bonus shares to StartEngine.

In 2022, an option holder exercised options for 30,000 shares of Common Stock for proceeds of $18,000.

In 2022, the Company repurchased 50,000 shares of Common Stock for proceeds of $25,000.

In 2022, the Company issued an aggregate of 20,000 shares of Preferred Stock pursuant to investments for a total fair value of $100,000.

On December 31, 2022, there were 12,000,538 shares of Common Stock issued, and 12,050,358 shares outstanding. On December 31, 2022, there were 1,169,832 shares of Preferred Stock issued and outstanding.

NOTE 8 - SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 2,500,000 shares as of December 31, 2022. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 500,000 as of December 31, 2022. The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

The Company has adopted the 2020 Equity Incentive Plan (the "2020 Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the 2020 Plan, the number of shares reserved for grant was 3,000,000 shares as of December 31, 2020. As of December 31, 2022, no awards have been granted under the 2020 Plan.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2022, is as follows:

For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the years ended December 31, 2022, and 2021 is as follows:

NOTE 9 - SHARE-BASED PAYMENTS (CONTINUED)

	Options		Exercise Price
Outstanding, December 31, 2020	2,380,000	$	0.90
Granted	-		-
Exercised	(25,000)	$	1.30
Forfeited	(350,000)	$	0.72
Outstanding, December 31, 2021	2,005,000	$	0.93
Granted	-		
Exercised	(30,000)	$	0.60
Forfeited	(875,000)	$	1.30
Outstanding, December 31, 2022	1,100,000	$	0.64
Exercisable, December 31, 2022	916,667	$	0.70
Weighted average duration to expiration of outstanding options at year end	6.3		

NOTE 10 - SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 12, 2023, which is the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

END OF REPORT

CERTIFICATION

I, Patrick Sherwin, Principal Executive Officer of GoSun Inc., hereby certify that the financial statements of GoSun Inc. included in this Report are true and complete in all material respects.

Patrick Sherwin

Chief Executive Officer